                                                      May 15, 1997


                       Securities and Exchange Commission
                                   Form U-6B-2
                           Certificate of Notification
                 The Columbia Gas System, Inc., and Subsidiaries

                                File No. 70-8925

Gentlemen:

      This certificate is notice that the above named companies have issued, renewed, or guaranteed the security or securities as more fully described in the Application - Declaration, as amended, of which the Commission issued an order on December 22, 1996, (HCAR No. 35-26634; 70-8925). The security or securities issued, renewed, or guaranteed in this filing are exempt from the provision of
Section 6(a) of the Act.






























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
                                      Aggregate Amount            Money Pool Peak
                                      Under Application       Balance During Quarter
                                     Common     Long Term                                  Parent
                                     Stock         Debt      Borrowings    Investments   Guarantees
           Subsidiary                ($000)       ($000)       ($000)        ($000)        ($000)
Columbia Gas of Kentucky, Inc.             -0-          -0-       *             *                *
Columbia Gas of Ohio, Inc.                 -0-          -0-       *             *                *
Columbia Gas of Maryland, Inc.         *            *             *             *                *
Columbia Gas of Pennsylvania, Inc.         -0-          -0-       *             *                *
Commonwealth Gas Services, Inc.            -0-          -0-        29,254           -0-          *
Columbia Gas Transmission Corp.            -0-          -0-           -0-        71,861          *
Columbia Gulf Transmission Co.             -0-          -0-        14,993         2,581          *
Columbia Natural Resources, Inc.           -0-          -0-           -0-        50,610          *
Columbia Energy Services Corp.             -0-          -0-           -0-        60,839          *
Columbia Energy Marketing Corp.            -0-          -0-           -0-        31,312          *
Columbia Service Partners, Inc.            -0-          -0-           -0-           658          *
Columbia Gas System Service Corp.          -0-          -0-         6,889        17,256          *
Columbia Propane Corp.                     -0-          -0-         1,438           -0-          *
Commonwealth Propane, Inc.               3,000          -0-         4,416         2,607          *
TriStar Ventures Corp.                     -0-          -0-           -0-        22,351          *
TriStar Pedrick Limited Corp.              -0-          -0-           -0-         1,180          *
TriStar Pedrick General Corp.              -0-          -0-           -0-           486          *
TriStar Binghamton Limited Corp.           -0-          -0-           -0-         1,816          *
TriStar Binghamton General Corp.           -0-          -0-           -0-           776          *

*     Reported to the Commission under Rule 24

                                       Aggregate Amount           Money Pool Peak
                                      Under Application       Balance During Quarter
                                     Common      Long Term                                Parent
                                     Stock         Debt       Borrowings  Investments   Guarantees
           Subsidiary                ($000)       ($000)        ($000)       ($000)       ($000)
TriStar Vineland Limited Corp.             -0-           -0-          -0-          640          *

TriStar Vineland General Corp.             -0-           -0-          -0-           90          *
TriStar Rumford Limited Corp.              -0-           -0-          -0-          469          *
TriStar Fuel Cells Corp.                   -0-           -0-          -0-          -0-          *
TVC Nine Corp.                             -0-           -0-          -0-          -0-          *
TVC Ten Corp.                              -0-           -0-          -0-          -0-          *
TriStar System, Inc.                       -0-           -0-          -0-          -0-          *
TriStar Capital Corp.                      -0-           -0-          -0-          109          *
Columbia Atlantic Trading Corp.            -0-           -0-          -0-          658          *
Columbia LNG Corp.                         -0-           -0-          -0-        6,023          *
Columbia Network Services Corp.          2,400           -0-          -0-        1,999          *
              Total                      5,400           -0-       56,990      274,321          *

*     Reported to the Commission under Rule 24


                                             Very truly yours,

                                             The Columbia Gas System, Inc.

                                             By:   /s/ J. W. Grossman
                                                 -------------------------------
                                                  J. W. Grossman, Vice President